Exhibit 12.3
TEXAS-NEW MEXICO POWER COMPANY
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Year Ended December 31,
	2012	2011		2010	2009	2008
Fixed charges, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$26,233	$27,914		$28,632	$25,609	$17,861
Amortization of debt premium, discount and expenses	1,493	1,679		2,683	3,355	1,504
Estimated interest factor of lease rental charges	956	1,202		1,246	831	571

Total Fixed Charges	$28,682	$30,795		$32,561	$29,795	$19,936

Earnings, as defined by the Securities and Exchange Commission:

Earnings from continuing operations before income taxes	$42,099	$36,138		$26,026	$20,151	$2,335
Fixed charges as above	28,682	30,795		32,561	29,795	19,936
Interest capitalized	(706)	(593)		(158)	(1,144)	(1,025)

Earnings Available for Fixed Charges	$70,075	$66,340		$58,429	$48,802	$21,246

Ratio of Earnings to Fixed Charges	2.44	2.15	[1]	1.79	1.64	1.07

[1] Earnings from continuing operations before income taxes for the year ended December 31, 2011 includes a pre-tax loss of $3.9 million due to the write-off of regulatory disallowances. If that loss were excluded, the Ratio of Earnings to Fixed Charges would have been 2.28.